Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

May 28, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long

Re:	Builders FirstSource, Inc.
Registration Statement on Form S-3
Filed May 4, 2015
File No. 333-203824

Form 8-K
Filed May 4, 2015
File No. 000-51357

Dear Ms. Long:

Set forth below is the response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated May 21, 2015 (the “Comment Letter”), relating to the Registration Statement (the “Registration Statement”) filed on Form S-3 (the “Form S-3”) and the Current Report on Form 8-K (the “Form 8-K”) incorporated into the Registration Statement, each of which was filed by Builders FirstSource, Inc. (the “Company”) on May 4, 2015. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form S-3 filed May 4, 2015

General

1.	Please file the Securities Purchase Agreement you entered into with ProBuild Holdings LLC (ProBuild) and the holders of securities of ProBuild.

We acknowledge the Staff’s comment and we have filed the Securities Purchase Agreement by and among the Company, ProBuild and the holders of securities of ProBuild (the “Securities Purchase Agreement”) as Exhibit 2.1 to the Amendment No. 1 to Registration Statement filed on Form S-3 (the “Amended Form S-3”) filed on May 28, 2015.

Pamela Long

Securities and Exchange Commission

May 28, 2015

2.	Please update the financial statements of ProBuild Holdings, Inc. for the quarter ended March 31, 2015, as well as your related pro forma financial information. Refer to Rule 3-05, Rule 3-12 and Rule 11-02(c) of Regulation S-X.

We acknowledge the Staff’s comment and we have filed the unaudited condensed combined financial statements of ProBuild Holdings, Inc. for the quarter ended March 31, 2015, as well the related pro forma financial information, as Exhibits 99.2 and 99.3, respectively, to the Amendment No. 1 to Current Report on Form 8-K (the “Amended Form 8-K”) filed on May 28, 2015.

Form 8-K filed May 4, 2015

Exhibit 99.1

General

3.	With reference to the ownership structure of ProBuild Holdings, Inc. (the Company) and ProBuild Holdings LLC (ProBuild), please provide additional support for providing the combined financial statement of the Company rather than of ProBuild. In this regard, please identify the operating affiliates of ProBuild that you will acquire through the purchase of all of the issued and outstanding equity interests of ProBuild. Also identify the ownership structure of ProBuild Real Estate Holdings, Dixieline Builds Fund Control, Inc. and Builder’s Capital, LLC and clarify whether they are the operating affiliates of ProBuild that you will acquire.

We acknowledge the Staff’s comment. Pursuant to Section 210.3-05 of Regulation S-X, Builders FirstSource, Inc. (“Builders”) is required to furnish financial statements of the business to be acquired prepared and audited in accordance with Regulation S-X.

We have evaluated, in light of the facts and circumstances involved, what constitutes the business to be acquired by Builders for reporting purposes by reference to the definition of a “business” in Section 210.11-01(d) of Regulation S-X, including the revenue-producing activities, the physical facilities and employee base of the business to be acquired. Our determination as to what financial statements accurately reflect the business to be acquired and are necessary in order to provide investors with the complete and comprehensive financial history of the business to be acquired has also been informed by such reference and factors, as well as by reference to Section 2065.1 of the Division of Corporate Finance Financial Reporting Manual which provides:

“Acquire Substantially All of an Entity - If the registrant acquires or succeeds to substantially all of the entity’s key operating assets, full audited financial statements of the entity are presumed to be necessary in order to provide

Pamela Long

Securities and Exchange Commission

May 28, 2015

investors with the complete and comprehensive financial history of the acquired business. In these circumstances, elimination of specified assets and liabilities not acquired or assumed by the registrant is depicted in pro forma financial statements presenting the effects of the acquisition.”

While Builders is acquiring ProBuild Holdings LLC (“ProBuild”), Builders is acquiring substantially all of the key operating assets of ProBuild Holdings, Inc. (“PBHI”) and the financial statements of PBHI furnished as exhibits to the Form 8-K and the Amended Form 8-K reflect all of the operations of the business to be acquired by Builders, including all its revenue-producing activities, following a series of reorganization events that will occur prior to completion of the acquisition and that are described in the paragraph below.

In conjunction with the execution of the Securities Purchase Agreement, ProBuild entered into a Reorganization Agreement, dated as of April 13, 2015 (the “Reorganization Agreement”) with PBHI, Lanoga Corporation, a Minnesota corporation and a wholly owned subsidiary of PBHI (“Lanoga”), and ProBuild Capital LLC, a Delaware limited liability company and the parent of PBHI (“PB Capital”). Pursuant to the Reorganization Agreement, effective immediately prior to the closing of the acquisition of ProBuild by Builders, (a) PB Capital will contribute to ProBuild all of the outstanding equity interests of ProBuild Real Estate Holdings, LLC, a Delaware limited liability company (“PBREH”), in exchange for equity interests of ProBuild; (b) Lanoga will contribute to ProBuild all of the outstanding equity interests of its two wholly-owned subsidiaries, Dixieline Builders Fund Control, Inc., a California corporation (“Dixieline”), and Builder’s Capital LLC, a New York limited liability company (“Builder’s Capital”), in exchange for equity interests of ProBuild; and (c) PBHI and Lanoga will contribute to ProBuild all of their other respective assets and liabilities, including with respect to material contracts, intellectual property, and employee plans, other than those assets and liabilities specifically retained by PBHI and Lanoga. The assets and liabilities retained by PBHI and Lanoga consist primarily of their tax assets and liabilities and certain instruments of indebtedness. Accordingly, at the closing of the acquisition of ProBuild by Builders, the business to be acquired by Builders will consist of the business operated by ProBuild and its current subsidiaries as well as the business operated by PBREH, Dixieline, and Builder’s Capital (as subsidiaries of ProBuild), together with the assets and liabilities of PBHI and Lanoga. For your reference, please see the illustrative organizational charts attached hereto as Exhibit A that set forth the current organizational structure of ProBuild as well as the pro forma organizational structure of ProBuild giving effect to both such reorganization and Builders’ acquisition of ProBuild. See also Note 1 to each of the Combined Financial Statements of PBHI included as Exhibits 99.1 and 99.2 to the Amended Form 8-K.

Pamela Long

Securities and Exchange Commission

May 28, 2015

In light of the reorganization events described in the preceding paragraph, and the facts and circumstances involved, we believe that substantially all of the key operating assets represented in the PBHI financials are to be acquired by Builders, subject to certain net liabilities which are included in the combined financial statements of PBHI but will not be assumed by Builders or ProBuild in the acquisition, primarily consisting of long term debt and related accrued interest, cash, income tax receivables, and deferred tax liabilities. Notes 4 and 6(g) to the Unaudited Pro Forma Condensed Combined Financial Information included as Exhibit 99.3 to the Amended Form 8-K indicate these differences to clarify for investors what will not be part of the combined company going forward.

Exhibit 99.2

Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

Footnote 5(b)

4.	Please disclose the expected useful lives and method of depreciation/amortization by asset group.

We acknowledge the Staff’s comment and we have disclosed the expected useful lives and method of depreciation/amortization by asset group in Note 5(b) to the Unaudited Pro Forma Condensed Combined Financial Information included as Exhibit 99.3 of the Amended Form 8-K by adding the following disclosure:

“Depreciable property and equipment is expected to be amortized on a straight-line basis over an estimated average useful life of 7 years. Intangible assets are expected to be amortized on a straight-line basis over estimated useful lives of 15 – 20 years.”

Pamela Long

Securities and Exchange Commission

May 28, 2015

If you have any questions with respect to the foregoing, please contact me at (214) 880-3500.

Very truly yours,

Builders FirstSource, Inc.

By:	/s/ Donald F. McAleenan
Donald F. McAleenan
Senior Vice President and General Counsel

cc: Laura A. Kaufmann Belkhayat (via e-mail)

Skadden, Arps, Slate, Meagher & Flom LLP

Pamela Long

Securities and Exchange Commission

May 28, 2015

Exhibit A

ProBuild Holdings with Ownership and Sister Entities

Current Organizational Structure

ProBuild Investors LLC (fka FCOLP) (partnership)
62%
ProBuild Capital LLC (fka Fidelity Capital Operating LLC) (partnership)
38%
FMR LLC (S corp)
90%
ProBuild Holdings, Inc.
Pro-Build Real Estate Holdings, LLC
Lanoga Corporation
10%
ProBuild Holdings LLC (partnership)
Dixieline Builders Fund Control, Inc.
Builder's Capital LLC
ProBuild North Transportation LLC
ProBuild Company LLC
Spenard Builders Supply LLC
Timber Roots LLC

Pro Forma Builders FirstSource Ownership of

ProBuild Holdings Following the Acquisition

Builders FirstSource, Inc.
100%
ProBuild Holdings LLC
Pro-Build Real Estate Holdings, LLC
Dixieline Builders Fund Control, Inc.
Builder's Capital LLC
ProBuild Company LLC
Spenard Builders Supply LLC
ProBuild North Transportation LLC
Timber Roots LLC